Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

July 5, 2018

Re:	Camposol Holding PLC. – Withdrawal of Registration Statement on Form F-1
(File No. 333-221545)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Camposol Holding PLC., a public company limited by shares under the laws of Cyprus (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1, File No. 333-221545 initially filed on November 14, 2017 (together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company also advises the Commission pursuant to Rule 477(c) of the Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

If you have any comments or questions regarding this matter, please feel free to contact me at +51 634 7100 (ext 4200) or jramirez@camposol.com.pe or the Company’s counsel, Gregory Harrington of Arnold & Porter, at (202) 942 5082 or gregory.harrington@arnoldporter.com.

Very truly yours,

/s/ Jorge L. Ramirez

Jorge L. Ramirez

Chief Executive Officer

Camposol Holding PLC.